UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

EXCERPT FROM THE MINUTES OF THE 248th MEETING OF THE FISCAL COUNCIL OF TELEFÔNICA BRASIL S.A. HELD ON JULY 22, 2025

1.    DATE, TIME AND VENUE: On July 22, 2025, at 5:00 p.m., held virtually, as provided for in Article 16, paragraph 1 of the Internal Regulations of the Fiscal Council (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The meeting was called in accordance with the Company’s Bylaws. The members of the Company’s Fiscal Council (“Fiscal Council”) who signed these minutes, were present, establishing quorum for the meeting to be installed. Also present were the Director of Accounting and Revenue Forecasting, Mrs. Jaqueline Nogueira de Almeida; the Company’s Senior Manager and Accountant, Mr. Marcos Antônio Martins; the Senior Accounting Manager, Mr. Carlos Cesar Mazur; the Finance Director, Mr. Rodrigo Rossi Monari; the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, acting as Secretary of the Meeting; as well as representatives from PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”), Mr. Ricardo Queiroz, Mrs. Anelise Pironatto and Mrs. Carolina Godoy.

3. AGENDA AND RESOLUTION: After examining and discussing the matter on the Agenda, the following was unanimously resolved by the members of the Fiscal Council present at the meeting:

3.1. Proposal for cancellation of shares held in treasury. The Finance Director, Mr. Rodrigo Rossi Monari, together with the Senior Finance Manager, Mr. Daniel Lins Mattos, presented the proposal to cancel 34,740,770 common, book-entry shares with no par value issued by the Company and held in treasury, equivalent to 1.07% of the share capital, without reducing its total value. These shares were acquired under the Company’s Share Buyback Program. Once the proposal is approved, the Company’s Bylaws must be amended to reflect the new number of shares into which its share capital is divided, through a resolution of the Company’s General Shareholders’ Meeting, which will be convened in due course. After reviewing the information presented, the Fiscal Council members present unanimously issued a favorable opinion on the proposal.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

EXCERPT FROM THE MINUTES OF THE 248th MEETING OF THE FISCAL COUNCIL OF TELEFÔNICA BRASIL S.A. HELD ON JULY 22, 2025

4. CLOSING: There being no further business to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, July 22, 2025. Signatures: (aa) Gabriela Soares Pedercini; Stael Prata Silva Filho; Luciana Doria Wilson; and Nathalia Pereira Leite – Secretary of the Meeting.

I certify that the resolution recorded in this document is included in the minutes of the 248th meeting of the Fiscal Council of Telefônica Brasil S.A., held on July 22, 2025, recorded in the appropriate book. This is a free English translation.

_______________________________

Nathalia Pereira Leite

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 24, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director